1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
Adam T. Teufel adam.teufel@dechert.com +1 202 261 3464 Direct +1 202 261 3164 Fax

VIA EMAIL AND EDGAR

March 28, 2022

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Samantha Brutlag, Division of Investment Management

RE:	ALPS ETF Trust (the “Registrant”) File Nos. 333-148826, 811-22175

Dear Ms. Brutlag:

Set forth in the numbered paragraphs below are the SEC Staff’s comments provided telephonically on March 2, 2022 to the Registrant’s Post-Effective Amendment No. 312 filed on January 19, 2022 (“PEA 312”), which registered four new series of the Registrant: ALPS | O’Shares U.S. Quality Dividend ETF, ALPS | O’Shares U.S. Small-Cap Quality Dividend ETF, ALPS | O’Shares Global Internet Giants ETF, and ALPS | O’Shares Europe Quality Dividend ETF (each, a “Fund” and, collectively, the “Funds”). Capitalized terms not otherwise defined herein shall have the meanings given to them in PEA 312.

Comment 1: With respect to each Fund, please provide white papers for all Underlying Indexes, but only if the Staff has not received them before from OSI ETF Trust.

Response: The Registrant believes most, if not all, of the Underlying Index methodologies have been previously provided by OSI ETF Trust to the Staff. Notwithstanding the foregoing, each Underlying Index methodology will be provided supplementally.

Comment 2: With respect to each Fund, please provide a completed fee table and expense example at least one week prior to the filing’s effective date.

Response: Please see Appendix A for a completed fee table and expense example applicable to each Fund.

Comment 3: With respect to each Fund, please add a footnote to each fee table that “Other Expenses” are estimated.

Response: Because each Fund will only commence operations as a surviving fund following completion of a reorganization of an operational corresponding fund that is a series of OSI ETF Trust (each a “Target Fund”) into the Fund, the Registrant does not believe that such footnote is necessary.

Comment 4: With respect to each Fund, please consider adding an “Acquired Fund Fees and Expenses” (“AFFE”) line item to the Fund’s fee table considering each Fund’s Principal Investment Strategies disclosure regarding investment in other funds.

Response: The Registrant confirms that an AFFE line item is not required for the Funds as no Target Fund had sufficient investment in acquired funds as of its most recent fiscal year-end to trigger inclusion of an AFFE line item pursuant to Form N-1A.

Comment 5: With respect to each Fund, in the “Portfolio Managers” disclosure noting that each portfolio manager has served “since inception,” please add the month and year of Fund inception once known.

Response: The Registrant will make this change with respect to each Fund following completion of the reorganization of the corresponding Target Fund into the Fund, as the actual month and year will be known as of completion of the reorganization.

Comment 6: With respect to the ALPS | O’Shares U.S. Quality Dividend ETF, please explain in your response how the Fund’s index is designed to measure certain large- and mid-cap issuers if the index is constructed from the S-Network US Equity Large-Cap 500 Index. In your response, please provide the definitions of “large cap” used by the Underlying Index and the S-Network US Equity Large-Cap 500 Index. In addition, consider disclosing the capitalization range of the issuers comprising the Underlying Index or the Fund.

Response: The Underlying Index uses as its universe of eligible stocks the S-Network US Equity Large-Cap 500 Index. The S-Network US Equity Large-Cap 500 Index includes the 500 largest US companies, measured by market capitalization. As of February 28, 2022, the weighted average market capitalization of the companies in the Underlying Index was approximately $393.7 billion, the market capitalization of the largest company in the Underlying Index was approximately $2.695 trillion, and the market capitalization of the smallest company in the Underlying Index was approximately $15.7 billion. Considering the wide range in market capitalization amongst the Underlying Index’s constituents, the Registrant believes it is appropriate to disclose that the Underlying Index “is designed to measure the performance of…large-capitalization and mid-capitalization” issuers. Noting that there is no universal definition of “large-capitalization” and “mid-capitalization” companies, the Registrant believes that a universe comprising the Underlying Index’s respective constituents is best described as one constituting large-cap and mid-cap issuers.

Comment 7: With respect to the ALPS | O’Shares U.S. Quality Dividend ETF, regarding the Fund’s Underlying Index, please disclose how constituents are weighted. The “Principal Investment Strategies” section states “Individual index constituent weights are capped at 5% at each quarterly rebalance to avoid overexposure to any single security”, but the disclosure does not specify the method of weighting. Please clarify if this is market-cap weighted or weighted by another metric.

Response: As described in greater detail in the Underlying Index methodology, the method of weighting is a proprietary calculation described as “score-modified float market cap.” The score-modified float market cap is calculated as follows: Float market cap * (Quality Score)2 * (Volatility Score)2 *(Yield Score) * (Dividend Quality Score). The method of calculating each of these four “scores” is defined in Section V of the Underlying Index methodology. The Registrant believe the current disclosure is appropriate and consistent with the Underlying Index methodology.

Comment 8: With respect to the ALPS | O’Shares U.S. Quality Dividend ETF, the Principal Risks include Sector Risk, but no sub-risks are included. Please consider adding sub-risks for each sector in which the Fund may invest.

Response: As of the corresponding Target Fund’s most recent fiscal year-end, the Target Fund had not concentrated (i.e., invested 25% or more of its assets) in any one sector. Accordingly, disclosure of specific sector risks has not been included.

Comment 9: With respect to the ALPS | O’Shares U.S. Quality Dividend ETF, the Principal Risks include Small-, Mid-, and Large Capitalization Company Risk, but there is no mention of small-cap in the Principal Investment Strategies. Please address small-cap in both sections or in neither section, as applicable.

Response: The Registrant has deleted “small-cap” from the Fund’s Principal Risks.

Comment 10: With respect to the ALPS | O’Shares U.S. Small-Cap Quality Dividend ETF, considering “Small-Cap” in the Fund’s name and the policy to invest 80% of the Fund’s total assets in the Underlying Index, the Fund or the Underlying Index must include a reasonable definition of small-cap, which is currently disclosed as a range of between $500 million and $18 billion. The Staff believes $18 billion is too high. Please change the Fund’s name or explain why the current cap range is appropriate.

Response: The Underlying Index uses as its universe of eligible constituents the S-Network US Equity Mid/Small-Cap 2500 Index. The S-Network US Equity Mid/Small-Cap 2500 Index is a compilation of the 501st through 3000th largest US stocks by market capitalization. As of February 28, 2022, the weighted average market capitalization of the companies in the Underlying Index was approximately $7.9 billion and the market capitalization of the smallest company in the Underlying Index was approximately $488.6 million. Noting that there is no universal definition of “small-capitalization” companies, the Registrant believes that the Fund’s use of “Small-Cap” in its name is consistent with the exposure provided by the Underlying Index.

The Registrant respectfully notes its belief that this view is consistent with SEC staff guidance. The SEC Staff has previously advised that “an investment company may use any reasonable definition of [small-cap]” while considering “all pertinent references, including, for example, industry indices, classifications used by mutual fund rating organizations, and definitions used in financial publications.” See Frequently Asked Questions about Rule 35d-1 (Investment Company Names), SEC Division of Investment Management, at Question 6 (Dec. 4, 2001).

Comment 11: With respect to the ALPS | O’Shares U.S. Small-Cap Quality Dividend ETF, under “Principal Risks”, Sector Risk only includes the sub-risk “Industrials Sector Risk”. However, the “Principal Investment Strategies” section notes that the Underlying Index’s universe includes eight different sectors. If the Fund has a special focus on the industrials sector, please make that clear in the Principal Investment Strategies.

Response: As of the corresponding Target Fund’s most recent fiscal year-end, the Target Fund concentrated (i.e., invested 25% or more of its assets) in the industrials sector. Accordingly, disclosure of Industrials Sector Risk has been included.

Comment 12: With respect to the ALPS | O’Shares Global Internet Giants ETF, considering “Global” in the Fund’s name, and the disclosure that suggests the Fund may only be exposed to one or two geographic regions (out of the US, Europe, Pacific basin, and Emerging Markets), please confirm that the Fund will be economically tied to a number of countries throughout the world. In addition, please consider adopting a policy that at least 40% of the Fund’s assets will be economically tied to non-US issuers.

Response: The Registrant confirms that the Underlying Index, and therefore the Fund, will be economically tied to a number of countries throughout the world. As disclosed in the Principal Investment Strategies section, “[a]s of June 30, 2021 the Underlying Index included the following countries: Argentina, Canada, China, France, Germany, Israel, Japan, New Zealand, Saudi Arabia, Sweden, the United Kingdom and the United States.”

Comment 13: With respect to the ALPS | O’Shares Global Internet Giants ETF, the “Principal Investment Strategies” section states “The universe of eligible securities includes the 1000 largest U.S. listed companies, the 500 largest European companies, the 500 largest Pacific basin companies and the 500 largest emerging market companies, measured by market capitalization.” The “Principal Risks” section includes Small- and Mid-Capitalization Risk. Please confirm the Principal Investment Strategies addresses all capitalization ranges in which the Fund may invest.

Response: Because some of these companies may be considered mid- to small-cap issuers, the Registrant confirms its view that the Principal Risks disclosure is consistent with the Fund’s Principal Investment Strategies.

Comment 14: With respect to the ALPS | O’Shares Europe Quality Dividend ETF, in the “Principal Risks” section, “Geographic Concentration Risk” notes that the Fund may be comprised of securities of issuers from a single country. Please explain in your response whether the Fund expects the Underlying Index to be comprised of issues in a single country, and if so, why it is appropriate to include “Europe” in the Fund’s name.

Response: The Registrant confirms that the Fund’s name is appropriate. As of March 23, 2022, the Underlying Index was comprised of issuers economically tied to nine different countries in Europe.

Comment 15: In the Statement of Additional Information, in the “Investment Restrictions and Policies” section, the Funds’ concentration policy (Policy #1), appears to permit the Funds the right to reserve freedom of action. Please revise the policy to make clear the Funds will not concentrate “except that the Fund will concentrate to the same extent the Fund’s Underlying Index concentrates in any one industry or group of industries.”

Response: The Registrant confirms that the Funds do not have freedom of action to concentrate or not concentrate under their fundamental concentration policy. Rather, a Fund may not invest 25% or more of the value of its total assets in securities of issuers in any one industry or group of industries, except that the Fund will do so to the same extent that the Fund’s Underlying Index does so. The Registrant believes this is consistent with the policy as written and notes that the same policy has been adopted by each other series of the Registrant that has an investment objective to track the performance of an underlying index. Each Fund’s Principal Investment Strategies section also discloses that to the extent the Fund’s Underlying Index concentrates in the securities of a particular industry or group of industries, the Fund is expected to concentrate to approximately the same extent.

* * *

If you have any questions or further comments, please contact me at 202.261.3464.

Sincerely,

/s/ Adam Teufel
Adam Teufel

cc: Brendan Hamill, ALPS Fund Services, Inc.

Appendix A

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.48%
Other Expenses	0.00%
Total Annual Fund Operating Expenses	0.48%

Example

The following example is intended to help you compare the cost of investing in the Fund with the costs of investing in other funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then hold or redeem all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same each year.

	One Year	Three Years	Five Years	Ten Years
Although your actual costs may be higher or lower, based on these assumptions your costs would be:	$49	$154	$269	$603